SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated March 18, 2008 relating to the Registrant’s audited results for the financial year ended December 31, 2007.

1.2	Announcement dated March 18, 2008 relating to the Registrant’s key performance indicators for the quarter ended December 31, 2007.

1.3	Press Release dated March 18, 2008 relating to the Registrant’s results for the financial year ended December 31, 2007 and key performance indicators for the quarter ended December 31, 2007.

1.4	Announcement dated March 18, 2008 relating to the Tower Transfer Agreement entered into between PT. Hutchison CP Telecommunications, a 60%-owned subsidiary of the Registrant, and PT. Profesional Telekomunikasi Indonesia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

HIGHLIGHTS

	2006 HK$ millions		2007 HK$ millions		Change %
Turnover		17,923		20,401	+13.8%
Operating profit /(loss)		1,417		(2,819)
Loss for the year from continuing operations		(823)		(2,726)
Profit from discontinued operations		2,399		70,502
Profit for the year		1,576		67,776
Profit attributable to equity holders of the Company		201		66,884
Basic earnings per share	HK$	0.04	HK$	14.01

•	Mobile customer base continues to grow, up 57.0% to approximately 9.9 million worldwide

•	Indonesian achieved 2.0 million users

•	Vietnamese operations conversion to GSM confirmed in 2008

•	Turnover increased 13.8% to HK$20,401 million

•	EBITDA up to HK$5,253 million despite start up costs for Indonesia and Vietnam

•	Operating profit before disposal of investments and others and impairment charge to HK$1,027 million

•	India operations treated as discontinued and HK$69,343 million gain on disposal recorded

•	Record profit for the year of HK$67,776 million

•	HK$35 billion of cash resources available for investment

1

CHAIRMAN’S STATEMENT

In 2007 we have positioned the Group to face the mounting challenges in the global market place and to be prepared for the opportunities that such challenges present. In the first half we announced the launch of operations in Indonesia and Vietnam and the completion of the sale of CGP Investments (Holdings) Limited (“CGP”) which held all our interests in India. We have further strengthened the Group’s positioning by obtaining approval in Vietnam to convert our CDMA network to GSM in 2008; by entering into a Memorandum of Understanding in Thailand which, if approved and implemented, will reposition the Thai business; and through the sale of the business in Ghana which is currently pending regulatory approval.

We entered 2008 with cash available for investments of HK$35 billion which puts us in a commanding position as one of the region’s best capitalised telecom groups allowing us to take advantage of opportunities to expand our operations.

During the year our core operations performed well, providing the platform to continue our push into new growth markets. In Indonesia we expanded our coverage to most of Java and into Sumatra and as a result were able to end the year with more than 2 million users. Through a series of tower sharing transactions we plan to expand even more rapidly in 2008, again committing substantial capital expenditure to the development of the business, with the objective of doubling the size of the network by the end of 2008. We also plan to double the size of our network in Sri Lanka in 2008 having exceeded the one million customer mark in September 2007.

2007 was also the year where we started to see significant momentum from our 3G investments in Israel and Hong Kong. Operating profits grew by 25.4% and 81.0% respectively mostly through an increase in 3G customers revenue from both increased voice usage and a higher proportion of data and content usage.

In 2007 the Group has adopted International Financial Reporting Standards (“IFRS”) in reporting its financial results. As the Group has operations in multiple countries and has a diverse international shareholder base, we believe the adoption of IFRS would allow the accounts to be better understood by stakeholders and is a further move towards greater transparency.

2

Results

The Group’s profit attributable to equity holders for the year was HK$66.9 billion compared to a profit last year of HK$201 million. This represented HK$14.01 in basic earnings per share, compared to HK$0.04 per share in 2006.

Dividends

During the year the Company paid a special dividend of HK$6.75 per share as set out in the interim statement. The Board did not recommend a final dividend for the year ended 31 December 2007.

Operations

Group Review

Financial results for the year ended 31 December 2007

Turnover from continuing operations for the year increased by 13.8% to HK$20,401 million compared with HK$17,923 million in 2006 reflecting growth in the global mobile customer base, increased data and content usage and favourable foreign currency exchange rates. During the year the customer base grew 57% to approximately 9.9 million due principally to the strong market entry of our operations in Indonesia.

Earnings before interest, tax, depreciation and amortization (“EBITDA”) increased to HK$5,253 million broadly in line with last year as strong performances in Israel and Hong Kong supported the start up losses from Indonesia and Vietnam. EBITDA is after non cash share-based compensation charges of HK$223 million, inclusive of an additional charge arising from the exercise price adjustment of employee stock options resulting from the payment of a special dividend approved by shareholders at the Extraordinary General Meeting held on 8 May 2007. As a percentage of turnover, EBITDA was 25.7% compared to 28.9% last year. Excluding the start up operations the Group’s EBITDA margin would have been 29.4%.

Operating losses were HK$2,819 million after incurring a one off impairment charge of HK$3,854 million in respect of the Thailand operations. Excluding the impairment charge and a small profit on disposals for continuing operations, the operating profit was HK$1,027 million, 25.2% lower than 2006 due to the first year losses from the start up operations in 2007.

3

The Treasury operations, which manages the retained cash balance, generated interest income of HK$1,555 million, broadly achieving a return in line with US$ LIBID. As a result the Group generated net interest income of HK$284 million compared to a net interest expense of HK$1,586 million in 2006.

The loss before tax was HK$2,535 million compared to a loss of HK$170 million in 2006.

After tax, the loss from continuing operations was HK$2,726 million largely as a result of the impairment charge in respect of the Thailand operations. Excluding the net impact of the impairment charge, there was a profit from continuing operations of HK$707 million compared to a loss from continuing operations of HK$823 million in 2006.

During 2007 the Group recognised a one time gain on disposal of HK$69,343 million whilst the profit from discontinued operations to the date of disposal was HK$1,159 million making a total profit from discontinued operations of HK$70,502 million.

Largely as a result of the profit on disposal the Group recorded a profit for the year of HK$67,776 million compared with a profit of HK$1,576 million in 2006.

4

Operations Review

Indonesia

The Indonesian operations were launched in the first half of 2007 under the global “3” brand. During 2007, network coverage continued to be expanded with coverage of Java, Bali, Lombok and Batam and, in October, Sumatra was launched, extending coverage to all the major cities. In December 2007, in order to further rapidly expand the network, it was announced that the Company intended to lease base station towers from PT Excelcomindo Pratama Tbk. Agreement had also been entered into to sell up to 3,692 base station towers to PT Profesional Telekomunikasi Indonesia for a cash consideration of up to HK$3,882 million in a sale and leaseback transaction. This transaction will allow the Group to not only release capital for the continued investment in the business but allow the Group to focus more sharply on the market opportunity. With these two developments together with continued focus on the network roll out, the operations will be well placed and allow the Group to fast become one of the major nationwide network operators in Indonesia.

By the end of 2007 the Group had over two million users. This commendable achievement was realised through strong branding, an attractive proposition, a rapidly expanding network and a retail presence through more than 54,000 outlets.

Turnover for Indonesia for the first time in 2007 of HK$117 million was recognised with the vast majority of turnover being airtime revenue from prepaid customers.

Loss Before Interest, Taxation, Depreciation and Amortisation (“LBITDA”) was HK$475 million, compared to LBITDA of HK$123 million in 2006. An operating loss of HK$626 million compared to HK$124 million in 2006 was recorded.

Capital expenditure on fixed assets in 2007 was HK$1,794 million. This is less than the target set out in our interim statement however the contractual commitments and the scale of the network development of the Group were largely in line with the target.

At the end of 2007 there was a total of HK$3,723 million invested in the Indonesian business of which HK$2,495 million was invested in 2007. Of the total investment HK$1,807 million has been debt financed under the vendor financing facility with the remaining HK$1,916 million contributed by shareholder funding of which the Group’s contribution at the end of 2007 was HK$977 million with a further HK$445 million injected in early 2008.

5

Vietnam

Operations in Vietnam were launched during 2007 using a specially designed “HT Mobile” brand. Vietnam is one of the most vibrant and high growth economies in the region. It has a large young population with mobile service penetration well below the regional average making it an attractive market.

HT Mobile launched using CDMA-2000 technology. The vast majority of the customers in the market, however, use GSM technology which is not compatible with CDMA. As a result there are significant operating difficulties when it comes to competing within a market dominated by GSM. Reflecting the difficulty of competing with GSM the Group and its partners, Hanoi Telecommunications Joint Stock Company, have been granted an amended Investment Certificate from The People’s Committee of Hanoi City permitting HT Mobile to convert its CDMA network to GSM. The Investment Certificate is for a period of 15 years from 8 March 2008 and contains a roll out requirement to have 3,000 base station tower sites by March 2009.

In the second half of 2007, pending the conversion approval, HT Mobile moderated its promotion activity and as a result the closing 2007 customer base of 152,000 was little changed from the first half year. Turnover for the year was HK$40 million reflecting this as well as the presence of fiercely competitive promotional activity. It is also reflected in lower capital expenditure on fixed assets which at HK$799 million was below the initial forecasts.

LBITDA was HK$228 million, compared to LBITDA of HK$44 million in 2006 reflecting the first full year of operations. After depreciation and amortisation, which was expensed for the first time in 2007, the operating loss was of HK$279 million.

Hong Kong and Macau

The Group is one of the leading mobile and fixed-line telecommunications operators in Hong Kong.

6

Combined turnover from the Group’s fixed-line and mobile businesses in Hong Kong and Macau was HK$7,211 million compared to HK$6,605 million in 2006. EBITDA from the Hong Kong and Macau operations was HK$2,476 million in 2007, with an EBITDA margin of 34.3%.

Hong Kong Mobile

The 3G customer growth continued to drive turnover higher during 2007. Turnover increased 13.7% to HK$4,775 million compared with HK$4,199 million in 2006. In the year there were 288,000 net additions to the customer base almost entirely to 3G services. There was continued higher level of Average revenue per user (“ARPU”) from the 3G customers with increased turnover coming from data and content services. In addition, there was an increase in both inbound and outbound roaming in 2007. Excluding revenue from mobile telecommunications products which is largely from the sale of handsets and other accessories and which was 8.4% higher at HK$465 million, mobile telecommunications services revenues increased by 14.3% to HK$4,310 million.

EBITDA was 16.5% higher at HK$1,572 million, compared with HK$1,349 million in 2006 which represented an EBITDA margin of 32.9%, slightly improved from 32.1% in 2006. Excluding revenue from mobile telecommunications products such as from handset and accessories the underlying EBITDA margin based on mobile telecommunications services was 36.5%.

Depreciation and amortisation was broadly in line with 2006 reflecting the full build-out of the network. As a result of this solid operational improvement, operating profit increased to HK$447 million compared with HK$247 million in 2006.

In 2007, capital expenditure on fixed assets increased to HK$475 million reflecting expenditure on the 3G network in Macau. Even with this investment capital expenditure was maintained at less than 10% of sales.

The operation continued to retire debt, reducing net debt by HK$491 million to HK$4,471 million during the year.

Hong Kong Fixed

Turnover was HK$2,436 million compared with HK$2,406 million in 2006. Excluding the reclassification of intra-group service revenues, like for like turnover growth was 11.8%.

7

The international and carrier business is the largest business segment by turnover, comprising mainly international private leased circuit, data and international direct dial (“IDD”) services, registered a strong upturn in 2007 as increased traffic occurred through our network. Turnover increased by 7% to HK$1,035 million in the international and carrier business.

The corporate and business market, to which the Group provides mainly leased lines, voice, data, broadband and IDD services, continued to register strong volume growth especially in data and broadband as more bandwidth demanding applications were deployed by the users which resulted in a 25% increase in revenue to HK$704 million.

The residential market, to which the Group provides voice, broadband and IDD services, experienced heavy competition. However, there were gradually improving ARPU’s in residential broadband and IDD despite limited volume growth, leading to an 8.4% increase in revenue to HK$668 million.

EBITDA was HK$904 million compared with HK$874 million in 2006. This represented an EBITDA margin of 37.1%, showing a steady improvement when compared with 36.3% in 2006.

With a higher depreciation and amortisation charge reflecting higher levels of fixed assets plus additional amortisation charges in respect of capitalised costs, the operating profit stood at HK$242 million in 2007 compared with HK$259 million in 2006.

In 2007, capital expenditure on fixed assets was HK$ 463 million in line with HK$466 million in 2006.

Israel

Partner Communications Company Ltd. (“Partner”) reported strong financial and operating results for 2007.

Turnover increased to HK$11,650 million, an increase of 18.9% from HK$9,796 million in 2006. Turnover growth benefited from favourable currency movements between the New Israeli Shekel and the Hong Kong dollar; in local currency there was a 9.0% growth in turnover, reflecting the growth and improvement in the quality of the customer base, higher minutes of use, as well as an increase in content and data revenues. The growth of the 3G customer base played an increasingly important role in the turnover growth and increased profitability.

8

EBITDA was 18.4% higher at HK$3,765 million compared with HK$3,179 million in 2006. The EBITDA margin was 32.3% compared to 32.5% in 2006. Excluding revenue from mobile telecommunications products such as from handset and accessories the underlying EBITDA margin based on mobile telecommunications services revenue was 37.1%.

As a result of this stronger operating performance, the operating profit increased to HK$2,197 million compared with HK$1,752 million in 2006.

Partner continued to invest in its network in 2007, with capital expenditure on fixed assets increasing 16.2% to HK$985 million from HK$848 million in 2006.

Sri Lanka

The Sri Lankan operations performed well in 2007, once again doubling its customer base to end the year with 1.1 million customers.

Turnover increased by 52.4% to HK$189 million in 2007. Benefiting from the rapid growth in the customer base, EBITDA was HK$93 million, representing an EBITDA margin of 49.2%, compared to HK$61 million in 2006.

As a result of this stronger operating performance, the operating profit increased to HK$64 million in 2007 compared with HK$35 million in 2006.

Thailand

In November 2007 the signing of a non binding Memorandum of Understanding (“MOU”) with CAT Telecom Public Company Limited (“CAT”) was announced to combine the Thai operations network with that of CAT to create a nationwide CDMA network. Implementation of the MOU is subject to execution of formal contracts, regulatory and government approval but is seen as a key step by both parties to move the business to sustained levels of profitability.

9

In the absence of a nationwide network the Group sees limited opportunities for the business; as a consequence it has continued the strategy to limit the Group’s exposure to the operations in Thailand. During the year the Group has repaid substantially all of the external debt replacing it with inter-company loans. Furthermore in January, the Group announced the decision to take an impairment charge in 2007 of HK$3,854 million to write off our investment in Thailand. As a result our Thailand operations now represent 4.8% of the Group’s turnover and 1.0% of the Group’s total assets.

The Group’s strategy is firmly focused on the development of the MOU whilst limiting its future exposure in the absence of a sound business case for further investment.

Turnover fell to HK$973 million, a decrease of 4.3% from HK$1,017 million in 2006. Whilst Thailand continued to make gains in its customer base, increasing the base by 250,000 to 978,000 by year end, those gains were primarily in the prepaid segment at the expense of postpaid where customers typically have a higher ARPU.

LBITDA was HK$14 million compared with EBITDA of HK$57 million in 2006. The EBITDA was lower in the second half than the first half largely as a result of a provision in respect of a claim for licence fees from CAT of approximately HK$60 million. Excluding this accrual the EBITDA would have been HK$46 million.

In 2007, an impairment charge of HK$3,854 million was recognised in connection with the Thailand operations, which include writing off the fixed assets, telecommunication licenses and other intangible assets, in accordance with IAS 36 “Impairment of Assets”.

As a result of this impairment charge, lower turnover and the provision in respect of a licence fee claim, the operating loss increased to HK$4,462 million compared with HK$501 million in 2006.

Capital expenditure on fixed assets was reduced to HK$41 million compared to HK$112 million last year. As a result of the provision in respect of the licence fee claim by CAT the key target for the Thai operation of EBITDA to cover capital expenditure was not achieved in 2007.

10

Ghana

On 17 January 2008, an agreement was signed to sell Kuwata Limited which indirectly holds the Group’s equity and loan and other interests in the Ghana operations to EGH International Limited for a cash consideration of HK$583.5 million before costs and expenses. Completion of the transaction is currently pending regulatory approval.

India – Discontinued operations

To 8 May 2007, India contributed HK$70,502 million to the profit for the period. This was made up of HK$1,159 million from operating activities and HK$69,343 million being a one-off gain on disposal.

The Group sold its entire interests in CGP for approximately HK$86.6 billion which after certain costs and expenses resulted in a net cash inflow of approximately HK$84.9 billion. In addition approximately HK$15.6 billion of net debt was transferred as part of the transaction. As a result the Group transitioned from having net debt of HK$37,369 million as at 31 December 2006 to having a net cash balance of HK$25,591 million as at 31 December 2007, having paid a special dividend of HK$32,234 million to shareholders.

11

OUTLOOK

In 2007 we positioned to prepare the Group for the challenges ahead. The Group capitalised on the opportunity to crystallise a significant return on the Group’s investment, return substantial cash to shareholders and leave the Group with cash resources for future investment. With the conversion to a GSM business in Vietnam in 2008, reorganisation of the Group’s operations in Thailand and the impending sale of the operations in Ghana, the Group has taken positive action to address the most pressing challenges facing the Group. Meanwhile the Group’s 3G investments in Hong Kong and Israel are beginning to deliver whilst the rapid expansion of networks in Indonesia and Sri Lanka is sowing the seeds for the Group’s future growth momentum.

A significant proportion of the Group’s balance sheet is in cash at the present time. In view of the uncertainties in the global markets the Group believes that it is appropriate to be well capitalised. The Group will, however, seek to develop opportunities in emerging telecoms markets to deploy the cash in operations that meet our criteria to create long-term value for shareholders. In the event that such opportunities do not exist the Board will review the appropriate capital structure for the Group at the end of 2008.

In the meantime, with its group of businesses, Hutchison Telecom has an attractive balance between businesses that offer excellent cash generation and those that offer attractive growth prospects. This will require continued investment in the expansion of our businesses with capital expenditure in 2008 to be approximately HK$7.0 billion.

I would like to thank the Board of Directors and all the Group’s employees around the world for their continued hard work, support and dedication.

FOK Kin-ning, Canning
Chairman

Hong Kong, 18 March 2008

12

CONSOLIDATED INCOME STATEMENT

		For the year ended 31 December
	Note	2006		2007		2007
		HK$ millions		HK$ millions		US$ millions
						(Note 14)
Continuing operations:
Turnover	5		17,923		20,401		2,616
Cost of inventories sold			(2,164)		(2,671)		(343)
Staff costs			(1,897)		(2,295)		(294)
Depreciation and amortisation			(3,804)		(4,226)		(542)
Other operating expenses			(8,685)		(10,182)		(1,306)

			1,373		1,027		131
Impairment charge for Thailand segment	7		—		(3,854)		(494)
Profit on disposal of investments and others, net	8		44		8		1

Operating Profit/(Loss)			1,417		(2,819)		(362)
Interest income			66		1,619		208
Interest and other finance costs			(1,652)		(1,335)		(171)
Share of results of associates			(1)		—		—

Loss before taxation			(170)		(2,535)		(325)
Taxation	9		(653)		(191)		(24)

Loss for the year from continuing operations			(823)		(2,726)		(349)

Discontinued operations:
Profit from discontinued operations			2,399		70,502		9,040

Profit for the year			1,576		67,776		8,691

Attributable to:
Equity holders of the Company:
- continuing operations			(1,191)		(3,147)		(403)
- discontinued operations			1,392		70,031		8,980

			201		66,884		8,577
Minority interest
- continuing operations			368		421		54
- discontinued operations			1,007		471		60

			1,375		892		114

			1,576		67,776		8,691

Dividends	10		—		32,234		4,133

Basic and diluted loss per share from continuing operations attributable to equity holders of the Company	11	HK$	(0.25)	HK$	(0.66)	US$	(0.08)

Basic and diluted earnings per share attributable to equity holders of the Company	11	HK$	0.04	HK$	14.01	US$	1.80

13

CONSOLIDATED BALANCE SHEET

		As at 31 December
	Note	2006	2007	2007
		HK$ millions	HK$ millions	US$ millions
				(Note 14)
ASSETS
Current assets
Cash and cash equivalents		2,048	36,611	4,695
Trade and other receivables	12	10,090	4,702	603
Stocks		436	515	66
Derivative financial assets		23	25	3

Total current assets		12,597	41,853	5,367

Non-current assets
Fixed assets		31,962	16,950	2,174
Goodwill		19,571	6,070	778
Other intangible assets		10,760	7,818	1,003
Other non-current assets		3,829	3,354	430
Deferred tax assets		997	376	48
Interests in associates		2	2	—

Total non-current assets		67,121	34,570	4,433

Total assets		79,718	76,423	9,800

LIABILITIES
Current liabilities
Trade and other payables	13	13,479	7,902	1,014
Borrowings		16,048	5,083	652
Current income tax liabilities		153	111	14
Derivative financial liabilities		185	119	15

Total current liabilities		29,865	13,215	1,695

Non-current liabilities
Borrowings		23,369	5,937	761
Deferred tax liabilities		1,075	584	75
Other non-current liabilities		2,992	2,551	327

Total non-current liabilities		27,436	9,072	1,163

Total liabilities		57,301	22,287	2,858

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		1,191	1,195	153
Reserves		15,468	50,089	6,423

		16,659	51,284	6,576
Minority interest		5,758	2,852	366

Total equity		22,417	54,136	6,942

Total equity and liabilities		79,718	76,423	9,800

Net current (liabilities) / assets		(17,268)	28,638	3,672

Total assets less current liabilities		49,853	63,208	8,105

14

1.	General information

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”), and in the form of American Depositary Shares on New York Stock Exchange, Inc. (“NYSE”).

The Company and its subsidiaries (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana. The Group also has a fixed-line telecommunications business in Hong Kong.

These accounts have been approved for issuance by the Board of Directors on 18 March 2008.

2.	Change in financial reporting standards

In 2006 and prior years, the Group’s accounts had been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”). With effect from the year ended 31 December 2007, the Company has prepared its consolidated accounts in accordance with International Financial Reporting Standards (“IFRS”) and compiled the comparative accounts for the year ended 31 December 2006 in accordance with IFRS. As the Group has operations in multiple countries in different continents and has diverse international shareholders, the directors believe that the adoption of IFRS allows its accounts to be more easily understood by its shareholders, potential investors, the capital markets and other users internationally.

3.	Basis of preparation and Principal Accounting Policies

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below.

(a)	Basis of preparation

These accounts have been prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied in preparing these accounts. These accounts are the first financial statements of the Group to be prepared in accordance with IFRS. The policies set out below have been consistently applied to all the years presented except for the mandatory exceptions and certain of the optional exemptions adopted by the Group as set out in note 4(a). The consolidated accounts of the Group until 31 December 2006 had been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”). The conversion from HKFRS to IFRS did not result in any material impact on the Group’s accounts while the descriptions of transition from HKFRS to IFRS are given in Note 4.

These consolidated accounts have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. The preparation of accounts in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies.

(b)	Changes in accounting policies

At the date of authorisation of these accounts, the following standards and interpretations to existing standards have been issued but are not effective for the year ended 31 December 2007:

IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing costs
IFRS 8	Operating segments
IFRIC Interpretation 11	IFRS 2 – Group and treasury share transactions
IFRIC Interpretation 12	Service concession arrangements
IFRIC Interpretation 13	Customer loyalty programmes
IFRIC Interpretation 14	IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction

15

IAS 27 (Revised)	Consolidated and Separate Financial Statements
Amendment to IFRS 2	Vesting Conditions and Cancellations
IFRS 3 (Revised)	Business Combination

The Group did not early adopt any of these new standards, amendments to standards and interpretations. The adoption of these new standards, amendments to standards and interpretations in future periods is not expected to result in substantial changes to the Group’s accounting policies.

4.	Transition to IFRS

(a) Application of IFRS

The Group’s financial statements for the year ended 31 December 2007 are the first annual financial statements that comply with IFRS. IFRS 1 sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. The Group is required to establish its IFRS accounting policies for the year ended 31 December 2007 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, i.e. 1 January 2006 and the Group prepared its opening IFRS balance sheet at that date. The reporting date of these financial statements is 31 December 2007. The Group’s IFRS adoption date is 1 January 2007. In preparing these consolidated financial statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS. The exemptions adopted by the Group are set out below:

(i) Business combinations exemption

Business combinations that were recognised before 1 January 2006 were not required to be restated as the Group has elected to not apply IFRS 3 Business Combinations retrospectively to past business combinations that occurred prior to 1 January 2004. Accordingly, the Group also applied IAS 36 Impairment of Assets and IAS 38 Intangible Assets from that date. In addition, it also applied IAS 21 The Effect of Changes in Foreign Exchange Rates retrospectively to fair value adjustment and goodwill arising in all business combination taken place after 1 January 2004. Therefore, goodwill and other fair value adjustments are translated at closing rate for acquisition taken place after 1 January 2004 and treated as part of the foreign operations’ assets and liabilities.

(ii) Leases exemption

The Group applied this exemption to determine whether an arrangement exists at the date of transition to IFRS contains a lease.

(b) Reconciliations between IFRS and HKFRS

The transition from HKFRS to IFRS in accordance with IFRS 1 did not result in a change to the Group’s shareholders’ equity reported under HKFRS on 1 January 2006 and 31 December 2006. It also did not result in a change in the income statement reported under HKFRS for the financial year ended 31 December 2006. Accordingly, no reconciliations were presented for the shareholders’ equity at the relevant balance sheet dates and income statement for the relevant year then ended.

16

5.	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover for both continuing and discontinued operations is as follows:

HK$ millions	2006	2007
Continuing operations
Mobile telecommunications services	13,870	15,973
Mobile telecommunications products	1,396	1,965
Fixed-line telecommunications services	2,406	2,436
Other non-telecommunications businesses	251	27

	17,923	20,401
Discontinued operations
Mobile telecommunications services	15,455	6,989

	33,378	27,390

6.	Segment information

Segment information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further subdivided into mobile telecommunications and fixed-line telecommunications business segments. Management of the Group measures the performance of its segments based on operating profit. The segment information on turnover and operating profit/ (loss), total assets and total liabilities agreed to the aggregate information in the consolidated accounts. As such, no reconciliation between the segment information and the aggregate information in the consolidated accounts is presented.

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	As at and for the year ended 31 December 2006
	Hong Kong and Macau			Israel	Thailand	Indonesia	Others*	Continuing operations Total	Discontinued Operations -India
HK$ millions	Mobile	Fixed-line	Subtotal
Turnover	4,199	2,406	6,605	9,796	1,017	—	505	17,923	15,455
Operating costs	(2,850)	(1,532)	(4,382)	(6,617)	(960)	(123)	(664)	(12,746)	(10,555)
Depreciation and amortisation	(1,102)	(615)	(1,717)	(1,471)	(558)	(1)	(57)	(3,804)	(1,272)

	247	259	506	1,708	(501)	(124)	(216)	1,373	3,628
Profit on disposal of investments and others	—	—	—	44	—	—	—	44	—

Operating Profit/(Loss)	247	259	506	1,752	(501)	(124)	(216)	1,417	3,628

Other non-cash items included in income statement:

Share-based payments	(20)	(19)	(39)	(39)	—	—	(38)	(116)	—

Total assets	7,986	10,794	18,780	12,795	5,072	3,688	1,211	41,546	38,172

Total liabilities	(7,291)	(6,161)	(13,452)	(6,885)	(10,562)	(1,931)	(366)	(33,196)	(24,105)

Capital expenditures incurred during the year	737	498	1,235	849	112	1,513	221	3,930	7,025

*	“Others” segment as at and for the year ended 31 December 2006 comprised Vietnam, Sri Lanka, Ghana, Corporate as well as the Group’s non-telecommunications business in Hong Kong, the People’s Republic of China, Malaysia and Singapore up to the date of disposal in July 2006.

	As at and for the year ended 31 December 2007
	Hong Kong and Macau			Israel	Thailand	Indonesia	Others*	Continuing operations Total	Discontinued operations -India
HK$ millions	Mobile	Fixed-line	Subtotal
Turnover	4,775	2,436	7,211	11,650	973	117	450	20,401	6,989
Operating costs	(3,203)	(1,532)	(4,735)	(7,885)	(987)	(592)	(949)	(15,148)	(4,676)
Depreciation and amortisation	(1,125)	(662)	(1,787)	(1,576)	(594)	(151)	(118)	(4,226)	(187)

	447	242	689	2,189	(608)	(626)	(617)	1,027	2,126
Impairment charge#	—	—	—	—	(3,854)	—	—	(3,854)	—
Profit on disposal of investments and others	—	—	—	8	—	—	—	8	—

Operating Profit/(Loss)	447	242	689	2,197	(4,462)	(626)	(617)	(2,819)	2,126

Other non-cash items included in income statement:

Share-based payments	(20)	(32)	(52)	(33)	—	—	(138)	(223)	(151)

Total assets	7,914	10,678	18,592	13,766	787	5,858	37,420	76,423	—

Total liabilities	(6,919)	(1,179)	(8,098)	(7,026)	(1,874)	(3,871)	(1,418)	(22,287)	—

Capital expenditures incurred during the year	1,042	498	1,540	986	41	1,873	996	5,436	3,378

*	“Others” segment as at and for the year ended 31 December 2007 comprised Vietnam, Sri Lanka, Ghana and Corporate.
#	The impairment charge is a non-cash expense.

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7.	Impairment charge for Thailand segment

During the year, the Group recognised an impairment charge of HK$3,854 million, in connection with the Group’s investments in its mobile telecommunications business in Thailand. The charge is made based on the results of the impairment test for the Thailand segment as a cash-generating unit using the value-in-use model in accordance with IAS 36 “Impairment of Assets”.

As the Group’s operation in Thailand continued to suffer losses in 2007, but due to further intensification in price competition, together with high levels of penetration, regulations on interconnection and an uncertain political environment, the business environment has severely deteriorated during 2007. The cash flow forecasts for the Thailand segment also indicated that the carrying values of certain non-current assets were not expected to be recoverable from the future operating cash flow of the current business. The Group therefore recognised an impairment charge in respect of network equipment, telecommunication licences and certain non-current assets for the Thailand segment for the year ended 31 December 2007.

The carrying amounts of the non-current assets impaired for Thailand segment are as follows:

2007
HK$ millions
Fixed assets	2,892
Telecommunication licences	947
Non-current assets	15

3,854

The recoverable amount of the non-current assets for Thailand segment is determined based on the value-in-use calculation. The calculation uses cash flow projection based on the financial budget approved by the management covering a five-year plan up to 2012. The cash flows beyond the five year period and up to the expiry of their licence in 2015 are extrapolated using the estimated growth rates stated below.

Growth rate	27%
Discount rate	10%

The growth rate is determined based on the past performance and its expectation for market development. The discount rate applied to the cash flows of the Thailand segment is based on the pre-tax discount rate that reflects the specific risk of this segment.

8.	Profit on disposal of investments and others, net

HK$ millions	2006	2007
Net (loss) / profit on partial disposal of subsidiaries	(1)	8
Negative goodwill on acquisition of transmission business	45	—

	44	8

(i)	Year ended 31 December 2006

During the year ended 31 December 2006, the Group’s shareholding in Partner was diluted by approximately 0.7% to 51.1% following the exercise of share options held by Partner’s option holders. The Group recorded a loss on partial disposal of a subsidiary of approximately HK$1 million.

In July 2006, Partner completed the acquisition of the transmission business of Med-1 and recorded negative goodwill of HK$45 million.

In July 2006, Hutchison Global Communications Holdings Limited disposed of its 100% interest in Vanda IT Solutions & Systems Management Limited (“VISS”) for a consideration of HK$105 million to a wholly owned subsidiary of Hutchison Whampoa Limited (“HWL”). There was no gain or loss arising from the disposal.

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As a result of foregoing, the Group recorded a profit on disposal of investments and others, net, of approximately HK$44 million for the year ended 31 December 2006.

(ii)	Year ended 31 December 2007

During the year ended 31 December 2007, the Group’s shareholding in Partner was diluted by approximately 0.9% to 50.2% following the exercise of share options held by Partner’s option holders. The Group recorded a gain on partial disposal of a subsidiary of approximately HK$8 million.

9.	Taxation

	Year ended 31 December 2006			Year ended 31 December 2007
	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Hong Kong	(2)	—	(2)	(4)	23	19
Outside Hong Kong	611	44	655	694	(522)	172

	609	44	653	690	(499)	191

Hong Kong profits tax has been provided for at the rate of 17.5% (2006 — 17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The differences between the Group’s expected tax charge/(credit) at respective applicable tax rates and the Group’s tax charge for the years were as follows:

HK$ millions	2006	2007
Tax calculated at the domestic rates applicable to profits in the country concerned	91	(1,075)
Income not subject to taxation	(42)	(23)
Expenses not deductible for taxation purposes	40	277
Temporary differences not recognised	—	356
Over provision in prior year	(16)	(68)
Tax losses not recognised	580	724

Total taxation charge	653	191

The change in average applicable tax rate is caused by a change in the profitability of the Group’s subsidiaries in the respective countries.

10.	Dividend

During the year ended 31 December 2007, the Company declared and paid a special cash dividend (the “Transaction Special Dividend”) of HK$6.75 per share, or approximately HK$32,234 million in aggregate. The Transaction Special Dividend was paid out of the proceeds from the disposal of CGP.

The Company did not declare any dividends for the year ended 31 December 2006.

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11.	Earnings / (loss) per share

Basic and diluted earnings / (loss) per share

Earnings / (loss) per share is calculated by dividing the profit / (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2006	2007
Weighted average number of shares in issue	4,754,324,568	4,775,095,834

Loss from continuing operations attributable to equity holders of the Company (HK$ millions)	(1,191)	(3,147)

Basic and diluted loss per share from continuing operations (HK$ per share)	(0.25)	(0.66)

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	1,392	70,031

Basic and diluted earnings per share from discontinued operations (HK$ per share)	0.29	14.67

Profit attributable to equity holders of the Company (HK$ millions)	201	66,884

Basic and diluted earnings per share attributable to equity holders of the Company (HK$ per share)	0.04	14.01

Note:

The conversion of all potential ordinary share arising from share options granted by the Company would have an anti-dilutive effect on the loss per share from continuing operations for the years ended 31 December 2006 and 2007. Accordingly, the weighted average number of shares was not adjusted to compute the diluted earnings per share.

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12.	Trade receivables, net of provision

HK$ millions	2006	2007
The ageing analysis of the trade receivables, net of provision for trade receivables is as follows:
Current	2,212	1,506
31-60 days	648	655
61-90 days	173	151
Over 90 days	530	829

	3,563	3,141

Movement of provision for impairment of trade receivables is as follows:

HK$ millions	2006	2007
At the beginning of year	822	909
Relating to subsidiaries acquired	54	—
Relating to subsidiaries disposed of	(33)	(284)
Increase in provision recognised in profit or loss – continuing operations	113	255
Increase in provision recognised in profit or loss – discontinued operations	194	62
Amounts recovered in respect of brought forward balance – continuing operations	—	(79)
Amounts recovered in respect of brought forward balance – discontinued operations	(268)	—
Write-off during the year	(26)	(338)
Exchange translation differences	53	50

At end of year	909	575

The average credit period granted by the Group to the customers ranges from 30 to 45 days. The utilisation of credit limits is regularly monitored. Debtors who have overdue accounts are requested to settle all outstanding balances before any further credit is granted. Sales of telecommunications products and services to customers are primarily made in cash or via major credit cards. The Group also has sales of handsets in installments (mostly 36 monthly payments via major credit cards). There is no concentration of credit risk with respect to trade receivables as the Group has a large number of customers, internationally dispersed. The Group does not have a significant exposure to any individual debtors.

13.	Trade payables

HK$ millions	2006	2007
The ageing analysis of the trade payables is as follows:
Current	1,150	1,008
31-60 days	504	649
61-90 days	521	27
Over 90 days	356	68

	2,531	1,752

14.	US dollar equivalents

The US dollar equivalents of the figures shown in the accounts are supplementary information and have been translated at the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on 31 December 2007, which was HK$7.7984 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

22

CAPITAL RESOURCES AND LIQUIDITY

The capital and reserves attributable to equity holders of the Group as at 31 December 2007 were approximately HK$51,284 million, compared to HK$16,659 million at 31 December 2006. The ratio of the total debts to total assets as at 31 December 2007 was approximately 14%.

The net cash of the Group was approximately HK$25,591 million, comprising the cash and cash equivalents of approximately HK$36,611 million and borrowings of approximately HK$11,020 million, as follows:

	As at 31 December 2007
	Total debts	Cash and cash equivalents	Net cash / (debt)
	HK$ millions	HK$ millions	HK$ millions
Hong Kong and Macau:
Mobile telecommunications	(4,600)	129	(4,471)
Fixed-line telecommunications	(4)	141	137
Israel	(4,119)	300	(3,819)
Thailand	(404)	43	(361)
Indonesia	(1,808)	754	(1,054)
Others	(85)	35,244	35,159

	(11,020)	36,611	25,591

The Group’s cash and cash equivalents as a percentage of the total cash and cash equivalents at 31 December 2007 were denominated as follows:

HK$	USD	NIS	THB	Others	Total
0.6%	98.3%	0.8%	0.1%	0.2%	100.0%

As at 31 December 2007, total borrowings of HK$182 million (2006 - HK$8,042 million) were guaranteed by members of the HWL group and other related companies, in respect of loans to the Group’s Thailand operations only. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of the HWL group and other related companies in respect of guarantees, by them for so long as there remains a guarantee liability. The total amount of fees paid to HWL in 2007 in respect of these borrowings was HK$54 million (2006 – HK$ 95 million).

As at 31 December, 2007, fixed assets and current assets of certain subsidiaries were used as collateral for certain of the borrowings. As at 31 December, 2007, these fixed assets had a carrying value of HK$4,971 million, compared with HK$27,603 million as at 31 December, 2006. As at 31 December, 2007, these current assets had a carrying value of HK$2,398 million, compared with HK$30,077 million as at 31 December, 2006. As at 31 December, 2007, the Group had total current borrowings of HK$5,083 million and total non-current borrowings of HK$5,937 million, compared to HK$16,048 million and HK$23,369 million, respectively, as at 31 December, 2006. HK$4,600 million of the Group’s current borrowings were secured as at 31 December, 2007, compared to HK$6,594 million as at 31 December, 2006. HK$1,807 million of the non-current borrowings as at 31 December 2007 were secured, compared to HK$18,249 million as at 31 December 2006.

During 2007, the Group provided inter-company loans to the Group’s Thailand operations in US dollar totaling HK$9,327 million to fully repay six outstanding commercial loan facilities with international lenders. In December 2006 the Bank of Thailand imposed unremunerated reserve requirements on the conversion of foreign currency to Thai baht, subsequently removed on 3 March 2008. This affected the Group’s ability to freely convert the US Dollar proceeds into Thai baht. To receive exemption from the unremunerated reserve requirement imposed on conversion of foreign currency loan proceeds into Thai baht the Group entered into foreign exchange swap contracts with various banks in Thailand. As at 31 December 2007 the Group had US$1,095 million outstanding under these foreign exchange swap contracts where the Group has commitments to sell Thai baht and buy US dollar at pre agreed rates.

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The Group’s capital expenditures for the years ended 31 December 2006 and 2007 are as follows:

	Capital expenditure on fixed assets		Capital expenditure on other intangible assets
	2006	2007	2006	2007
Israel	848	985	1	1
Hong Kong mobile	284	475	453	567
Hong Kong fixed-line	466	463	32	35
Thailand	112	41	—	—
Indonesia	172	1,794	1,341	79
Vietnam	155	799	—	—
Sri Lanka	53	184	—	—
Ghana	10	12	—	—
Corporate office and Others	3	1	—	—

Total capital expenditure	2,103	4,754	1,827	682

TREASURY POLICIES

The Group’s overall treasury and funding policies focus on financial risks management, including interest rate and foreign exchange risks, and on cost efficient funding of the operations of its companies. In general, financings are raised through the Group’s operating subsidiaries to meet their respective funding requirements. For overseas operations, which consist of non-Hong Kong dollar and non-US dollar assets, the Group generally endeavors to hedge its foreign currency positions with the appropriate level of borrowings in those same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest rate and currency swaps may be utilised when suitable opportunities arise. The use of derivative instruments is strictly controlled and solely for management of the Group’s interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group’s policy not to enter into derivative transactions for speculative purposes.

CONTINGENT LIABILITIES

As at 31 December 2007, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to approximately HK$60 million.

(b)	a total of 12 claims against the Group’s subsidiary in Israel and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

Amount of claim
(in approximate HK$ million)
Alleged violation of antitrust law	238
Alleged consumer complaints	5,025
Alleged unauthorised erection of cellular antennas, causing environmental damages	1,980

At this stage, and until the claims are recognised as class actions, the Group and its legal counsel are unable to evaluate the probability of success of such claims, and therefore no provision has been made. In addition, the Group and its legal counsel are of the opinion that even if the requests to recognise these claims as class actions are granted, and even if the plaintiffs’ arguments are accepted, the outcome of the claims will likely be significantly lower than the abovementioned amounts.

24

RECENT EVENTS

The following events occurred subsequent to 31 December 2007 up to the date of approval of these financial statements by the Board:

a.	Disposal of Kasapa Telecom Limited, the Company’s Ghana Mobile telecommunications operation.

On 17 January 2008, Hutchison Telecommunications International (Cayman) Holdings Limited, a wholly owned subsidiary of the Company, entered into an agreement to sell all of the direct and indirect equity and loan interests and intellectual property held through subsidiaries, in Kasapa Telecom Limited, the Ghana operations, to EGH International Limited, for a cash consideration of HK$583.5 million.

b.	On 30 January 2008, the parties to the Business Cooperation Contract (“BCC”) apply to The People’s Committee of Hanoi City for the BCC project to convert from CDMA to GSM technology. The application was approved on 8 March 2008 and an Investment Certificate was granted by The People’s Committee of Hanoi City for a period of 15 years from 8 March 2008.

c.	On 6 February 2008, Partner announced a share buy-back plan throughout 2008, in an amount of up to NIS 600 million, subject to appropriate market conditions.

d.	The Group’s 60%-owned subsidiary, PT. Hutchison CP Telecommunications (“HCPT”), entered into a conditional Tower Transfer Agreement to sell up to 3,692 base station tower sites to PT Profesional Telekomunikasi Indonesia (“Protelindo”) for cash consideration, assuming completion of all towers, of US$500 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period. Concurrent with completion of the first tranche assets, HCPT and Protelindo will enter into a master lease agreement pursuant to which HCPT will have (i) right to access, occupy and use the capacity reserved for HCPT on such of the base station towers and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) options to acquire Protelindo’s right, title and interest in such facilities at a pre-agreed price.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the year.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving and maintaining the highest standards of corporate governance. Throughout the year ended 31 December 2007, the Company has been fully compliant with all code provisions of the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“The Listing Rules”).

25

SECURITIES TRANSACTIONS

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules (the “Model Code”) which is supplemented by the Securities Trading Policy as the Company’s code of conduct regarding Directors’ securities transactions. The Securities Trading Policy also applies to all personnel of the Company and its subsidiaries and all transactions in the Company’s securities. All Directors of the Company have confirmed that throughout the year ended 31 December 2007, they have complied with the provisions of both the Model Code and the Securities Trading Policy.

GENERAL INFORMATION

The consolidated accounts of the Company and its subsidiaries for the year ended 31 December 2007 have been reviewed by the audit committee of the Company and audited by the Company’s independent auditor, PricewaterhouseCoopers. The independent auditor’s report will be included in the Annual Report to shareholders.

26

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on 6 May 2008. Notice of the Annual General Meeting will be published and issued to shareholders in due course.

NON-GAAP MEASURES

While non-GAAP measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under generally accepted accounting principles (“GAAP”) in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:

Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(Also Alternate to Mr. Dennis Pok Man Lui)
Mr. WONG King Fai, Peter

Non-executive Directors:	Alternate Directors:

Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Tim Pennington)
(Also Alternate to Mr. Fok Kin-ning, Canning	Mr. MA Lai Chee, Gerald
and Mr. Frank John Sixt)	(Alternate to Mr. Wong King Fai, Peter)
Mr. Frank John SIXT

By Order of the Board
Edith Shih
Company Secretary

Hong Kong, 18 March 2008

27

Exhibit 1.2

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Announcement

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE FOURTH QUARTER 2007

HIGHLIGHTS

•	Global mobile customer base grew 9.2% quarter on quarter to approximately 9.9 million

•	Indonesia mobile customer base increased to over 2.0 million

•	Sri Lanka mobile customer base surpassed 1.1 million

•	Israel mobile customer base grew to 2.86 million

•	3G customer base rose to 1.7 million with Hong Kong reaching close to 1.1 million 3G customers

The Group continued to register strong growth momentum during the quarter. Our global customer base increased 9.2% in the fourth quarter to 9,886,000 driven by rapid growth in Indonesia and the strength of 3G customer additions in Hong Kong and Israel.

During the fourth quarter we slowed down our activity in Vietnam as an application was made to the government and regulatory bodies to convert the spectrum from CDMA to GSM. This application was approved by the relevant regulatory bodies on 8 March 2008.

In Indonesia we continued to plot the rapid expansion of our network and operations with a number of initiatives. In December we signed a Memorandum of Understanding with PT Excelcomindo Pratama Tbk to share base station towers, a move we believe will enable us to expand our network more rapidly. We also separately announced today that we had conditionally agreed to sell up to 3,692 station tower sites to PT Profesional Telekomunikasi Indonesia, a specialist tower company for a cash consideration of up to US$500 million (HK$3,882 million) in a move that will release capital to invest in the operations. Furthermore we have signed a turnkey contract with the ZTE Group to build our network in the Indonesian islands of Kalimantan and Sulawesi in 2008.

1

In November 2007, we signed a non-binding Memorandum of Understanding with CAT Telecom Public Company Limited (“CAT”) to combine the Thai operations network with that of CAT to create a nationwide CDMA network subject to execution of formal contract, regulatory and government approvals.

In January 2008 we signed an agreement to sell Kuwata Limited, which indirectly holds our entire equity and loan and other interests in our Ghana operations, to EGH International Ltd for a cash consideration of HK$583.5 million. Completion of the transaction is currently pending regulatory approval.

OPERATIONS REVIEW

Indonesia

Our Indonesian operations continued to maintain the strong growth momentum since launch supported by continued network roll out. In the fourth quarter we saw 412,000 net activations increasing the customer base by 25.3% to 2,039,000. About 99.8% of the base is prepaid customers.

The Group applies its existing churn policy to the recognition of prepaid customers, where a prepaid customer is recognised as discontinued 90 days after the end of the validity period if the SIM card has not been recharged. Using this definition we recognised churn of 980,000 in the period resulting in an average monthly churn rate for the quarter of 17.7%. This was higher than the market average reflecting the high initial activations due to the launch promotional offers.

Due to heavy level of promotional discounts and rapid growth in the customer base, the Average Revenue Per User (“ARPU”) was distorted . The fourth quarter reported average blended ARPU was at IDR15,000. Our estimates for the marginal ARPU of active customers remains around IDR25,000 as reported in the third quarter. Average blended Minutes of Use (“MOU”) was 156 minutes per month representing all inbound and outbound minutes of use whether paid or otherwise. Excluding promotional minutes, the outbound paid MOU was 44 minutes in the fourth quarter.

During the fourth quarter we continued to aggressively expand the network having extended coverage to the major cities in Sumatra including Medan, Pekanbaru and Palembang.

In line with our policy to rapidly expand the network we have signed turnkey contracts to build a network in Kalimantan and Sulawesi in 2008.

2

Vietnam

In the fourth quarter we took the decision together with our partner Hanoi Telecommunications Joint Stock Company to apply to swap the current CDMA spectrum to GSM. As a result promotional activity was significantly curtailed in the fourth quarter and new acquisitions finally stopped in the first quarter of 2008. The KPIs are therefore not viewed as a reliable indicator of the future potential of the market.

Hong Kong and Macau

During the fourth quarter our Hong Kong and Macau mobile operations increased the customer base to over 2.4 million adding approximately 137,000 net additions, resulting from 3G customer growth and strong increase in prepaid activations which is largely a seasonal phenomenon.

The 3G customer base continued its growth momentum reaching approximately 1.1 million in the fourth quarter and today we have 1,144,000 3G customers. This has provided the support for the continued growth in postpaid ARPU which was up by 0.9% compared to the third quarter at HK$218. We recorded a sustained quarter on quarter growth in postpaid ARPU being 4.8% higher than the same quarter last year.

The increase in voice and non-voice usage together with a 2.6% increase in the Average Revenue Per Minute (“ARPM”) compared with the third quarter contributed to the higher postpaid ARPU in the fourth quarter.

Israel

During the fourth quarter our Israeli operations Partner Communications Company Ltd. (“Partner”) recorded approximately 64,000 net additions, 2.3% higher than in the third quarter, taking the customer base to 2,860,000. The company added approximately 357,000 customers to its 3G network in 2007, and its 3G subscriber base reached approximately 633,000 by year-end and is currently at around 738,000.

At the beginning of January 2008 Partner resolved to introduce a tightened policy for recognising prepaid customers. The aim is to ensure that sold prepaid SIM cards are only recognised in the customer base after they are used by prepaid customers. The change reduces the reported prepaid customer base by approximately 60,000 customers from January 2008 and will be fully reflected in the KPIs for the first quarter of 2008.

For the fourth quarter of 2007, MOU was 345 minutes compared with 343 minutes in the third quarter. ARPU was NIS 157, down from NIS 165 in the third quarter of 2007 due to seasonal factors.

3

Thailand

Hutchison CAT Wireless MultiMedia Ltd., our Thailand operations continued to see good progress in the customer growth, up by 10.6% quarter on quarter to approximately 978,000. We continued to see growth in both the prepaid and the postpaid markets during the quarter which was a result of the improvements in handset choices and distribution network as well as competitive product offerings. The postpaid base was around 38% of the total customer base.

ARPU and ARPM continued the downward trend in the market where lower average tariff rate particularly in the prepaid market became a norm. The prepaid ARPU for the quarter fell by 9.8% to THB165 due to the decline in ARPM. Postpaid ARPU, on the other hand, showed positive signs of stability due to an increasing mix of subscribers with higher tariff plans.

We continue to make progress in stabilising both postpaid and prepaid churn with, in particular, a noticeable fall in postpaid churn to 2.8% from 3.4% in the third quarter.

Sri Lanka

Our Sri Lankan operations, Hutchison Telecommunications Lanka (Private) Limited, continued to make good customer growth gains, adding 139,000 to take the customer base to 1,141,000.

During the fourth quarter ARPU fell to LKR242 representing a 15.7% quarter on quarter decline. The fall in MOU by 14.0% to 86 minutes was the primary reason, driven by worsening economic conditions exacerbated by an increase in applicable taxes and levies imposed on all mobile customers starting in the third quarter.

4

Ghana

Our Ghanaian operations, Kasapa Telecom Limited, reported net customer additions of approximately 18,000 in the fourth quarter bringing the customer base to approximately 289,000. Growth from mobile accounted for 81% of the net additions taking the mobile customer base to 263,000, whilst the fixed wireless product “home work” added 3,000 during the quarter taking the customer base to 26,000.

ARPU increased in the quarter by 5.1% to GH ¢8.3 reflecting higher minutes of use.

FOK Kin-ning, Canning

Chairman

Hong Kong, 18 March 2008

Disclaimer:

NON-GAAP MEASURES

While non-GAAP measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under generally accepted accounting principles (“GAAP”) in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

5

Unaudited Key Performance Indicators for the Fourth Quarter 2007

Customer Base	Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006
Country	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Hong Kong (incl Macau)	2,427	1,671	756	2,290	1,629	661	2,239	1,590	649	2,199	1,557	642	2,139	1,513	626
Israel	2,860	2,068	792	2,796	2,004	792	2,733	1,952	781	2,703	1,920	783	2,669	1,888	781
Thailand	978	372	606	884	346	538	796	317	479	747	306	441	728	311	417
Sri Lanka	1,141	—	1,141	1,002	—	1,002	819	—	819	685	—	685	559	—	559
Ghana	289	—	289	271	—	271	237	—	237	218	—	218	200	—	200
Vietnam	152	10	142	185	11	174	—	—	—	—	—	—	—	—	—
Indonesia	2,039	3	2,036	1,627	2	1,625	—	—	—	—	—	—	—	—	—

Total	9,886			9,055			6,824			6,552			6,295

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.

ARPU[1]		Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	161	218	28	162	216	29	160	214	27	152	204	27	156	208	29
Israel	NIS	157			165			157			153			159
Thailand	THB	417	813	165	434	815	183	463	843	200	501	893	220	538	913	252
Sri Lanka	LKR	242	—	242	287	—	287	311	—	311	337	—	337	341	—	341
Ghana	GH¢	8.3	—	8.3	7.9	—	7.9	7.7	—	7.7	8.3	—	8.3	9.2	—	9.2
Vietnam	VND (‘000)	66	262	53	—	—	—	—	—	—	—	—	—	—	—	—
Indonesia	IDR (‘000)	15	114	15	—	—	—	—	—	—	—	—	—	—	—	—

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month.

The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.

(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(4)	The Bank of Ghana has announced the redenomination of Ghana currency, with effective from 1 July 2007, by setting ten thousand cedis to one new Ghana Cedi (GH¢). The new denomination of GH¢ is adopted for this quarter and applied retrospectively to data of previous quarters.

6

MOU[1]	Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	491	680	49	506	691	51	490	673	47	475	653	47	489	671	49
Israel	345			343			331			323			316
Thailand	684	1,187	366	686	1,160	377	676	1,059	410	697	1,039	451	754	1,050	530
Sri Lanka	86	—	86	100	—	100	113	—	113	123	—	123	120	—	120
Ghana	111	—	111	108	—	108	107	—	107	104	—	104	111	—	111
Vietnam	72	215	62	—	—	—	—	—	—	—	—	—	—	—	—
Indonesia	156	71	156	—	—	—	—	—	—	—	—	—	—	—	—

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the month divided by the simple average number of activated customers for the month. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

Churn[1]	Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	3.3%	1.8%	6.2%	3.9%	1.8%	8.2%	3.7%	1.7%	7.7%	4.3%	1.7%	9.2%	4.7%	1.8%	10.1%
Israel	1.3%			1.1%			1.2%			1.5%			1.3%
Thailand	5.2%	2.8%	6.8%	5.5%	3.4%	6.9%	6.5%	3.9%	8.2%	6.6%	4.2%	8.2%	7.0%	4.5%	9.0%
Sri Lanka	2.4%	—	2.4%	2.2%	—	2.2%	2.8%	—	2.8%	2.5%	—	2.5%	2.3%	—	2.3%
Ghana	3.4%	—	3.4%	2.9%	—	2.9%	3.0%	—	3.0%	2.1%	—	2.1%	2.4%	—	2.4%
Vietnam	14.8%	16.3%	14.7%	—	—	—	—	—	—	—	—	—	—	—	—
Indonesia	17.7%	16.3%	17.7%	—	—	—	—	—	—	—	—	—	—	—	—

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:

Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(Also Alternate to Mr. Dennis Pok Man Lui)
Mr. WONG King Fai, Peter

Non-executive Directors:	Alternate Directors:

Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Tim Pennington)
(Also Alternate to Mr. Fok Kin-ning, Canning	Mr. MA Lai Chee, Gerald
and Mr. Frank John Sixt)	(Alternate to Mr. Wong King Fai, Peter)
Mr. Frank John SIXT

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 18 March 2008

7

Exhibit 1.3

Hutchison Telecom delivers return in transformational year

Customer base grows to 10 million

Well positioned for profitable growth

Key highlights:

•	Record profit for the year of HK$67,776 million

•	Mobile customer base rose 57% to nearly 10 million

•	Turnover increased 13.8% to HK$20.4 billion

•	EBITDA up to HK$5.3 billion despite start up costs for Indonesia and Vietnam

•	India operations treated as discontinued with HK$69.3 billion gain on disposal recorded

•	Indonesian operations achieved two million customers and prepares for accelerated roll out

•	Vietnamese operations conversion to GSM confirmed

•	Conditional agreement signed for the sale of Ghana operations

Financial highlights:

	2006		2007		Change
	HK$ million		HK$ million		%
Continuing operations:
Turnover		17,923		20,401	13.8%
Operating profit before impairment, disposal of investments and others		1,373		1,027
Operating profit/(loss)		1,417		(2,819)
Loss for the year from continuing operations		(823)		(2,726)
Profit from discontinued operations		2,399		70,502
Profit for the year		1,576		67,776
Profit attributable to equity holders of the Company		201		66,884
Basic earnings per share	HK$	0.04	HK$	14.01

(Hong Kong, 18 March 2008) Hutchison Telecommunications International Limited (‘Hutchison Telecom’; ‘the Company’; ‘the Group’; SEHK: 2332; NYSE:HTX) today announced its results for 2007 delivering a strong underlying performance and strategic initiatives for the future.

In 2007 we have undertaken several initiatives to position the Group for new opportunities. We capitalised on the opportunity to crystallise a significant return on investment, returned substantial cash to shareholders and positioned the Group as one of the best capitalised telecom companies in the region. 3G uptake accelerated in Hong Kong and Israel allowing these businesses to perform strongly, whilst the launch of operations in Indonesia and rapid expansion in Sri Lanka to over one million customers continue to deliver momentum from our growth markets. In addition we received approval in Vietnam to convert our CDMA network to GSM; reorganised the balance sheet for Thailand and signed a non-binding Memorandum of Understanding with CAT Telecom and entered into an agreement for sale of our business in Ghana which is subject to regulatory approval.

Results review

Against this backdrop turnover increased by 13.8% to HK$20,401 million reflecting a 57% growth in the customer base to nearly 10 million, increased usage especially in 3G and favourable foreign currency exchange rates. EBITDA increased to HK$5,253 million despite losses at our start up operations in Indonesia and Vietnam, and HK$223 million non-cash charge for employee stock options, representing an EBITDA margin of 25.7%. Excluding the start up operations the EBITDA margin would have been 29.4%. After a one off impairment charge of HK$3,854 million previously announced for our Thailand operations, 2007 operating losses were HK$2,819 million. Excluding the impairment charge, the operating profit was HK$1,027 million, reflecting strong underlying performances from Israel and Hong Kong mobile, which were up 25.4% and 81% respectively.

Interest expenses were offset by substantially higher interest income from the Group’s retained cash balance in the second half of the year. The loss from continuing operations was HK$2,726 million. Excluding the net impact of the impairment charge and associated tax credits, there was a profit from continuing operations of HK$707 million compared to a loss from continuing operations of HK$823 million in 2006.

The sale of CGP Investments (Holdings) resulted in the recognition of a one time gain on disposal of HK$69,343 million.

Largely as a result of the profit on disposal, profit attributable to equity holders of the Company was HK$66,884 million and basic earnings per share of HK$14.01.

Strategic steps

To create the framework and structure for further profitable growth a number of strategic steps were implemented:

•

In Indonesia, we announced today our agreement to sell up to 3,692 towers to PT Profesional Telekomunikasi Indonesia (“Protelindo”) , a specialist tower company, for a consideration of approximately HK$3.9 billion (US$500 million) which is expected to generate a profit on disposal of approximately HK$1.8 billion. As already announced in November 2007, we teamed up with Excelcomindo in a tower sharing deal which allows access to roll out our network on their base station towers. We have also signed an extension contract with Nokia Siemens Network for a further 2,800 sites and an additional turnkey contract with ZTE to build our network in the Indonesian islands of Kalimantan and Sulawesi. Together these moves will enable us to speed up our network expansion and release capital to invest in other aspects of our operations. Through these moves we are targeting to have 6,000 sites by the end of 2008;

•

In Vietnam our operations have just received an Investment Certificate to convert from CDMA to GSM. This development opens up the business opportunity for the Group in a market where we are convinced of the growth potential and enabling social economic fundamentals. We will commit HK$1.5 billion of capital expenditure to this development in 2008 with the target of achieving 3,000 sites by March 2009. We have also revised our cumulative capex plan to 2010 upwards to HK$4 billion;

•

In Thailand we previously announced the signing of a non-binding Memorandum of Understanding with CAT Telecom positioning our operations to become a nationwide operator on sound commercial grounds. As there is no certainty over the completion of the MOU we have repaid substantially all the external debt and written off our investment through a HK$3,854 million impairment charge taken in this set of results; and

•	In Ghana we have entered into an agreement to sell the business to EGH International Limited for a consideration of HK$584 million. The sale is currently pending regulatory approval.

Dennis Lui, Chief Executive Officer of Hutchison Telecom said: “2007 was a year of transformation for Hutchison Telecom. We capitalised on the opportunity to crystallise a significant return on investment allowing us to return substantial cash to investors and repay debt, leaving the Group with sufficient cash resources to confidently address the future. We have also made significant strides to address the Group’s business in Vietnam, Thailand and Ghana sharpening our edge to achieve profitable growth. In Indonesia we have made an exciting start and, as with Sri Lanka, have found ways to increase the rate of network expansion. This together with the continued momentum of our established businesses will be our focus in 2008.”

Tim Pennington, Chief Financial Officer said: “We returned HK$32.2 billion to shareholders in 2007 and repaid over HK$14 billion of debt. In 2008 we will invest HK$7 billion in our existing businesses and seek opportunities to deploy our HK$35 billion cash resources to expand the Group’s footprint.”

“At this stage in the global business cycle we take great comfort in maintaining a strong balance sheet. We currently have roughly 50% of our total assets in cash and this position will be reviewed by the Board at the end of 2008 if it remains the case,” added Tim Pennington.

Operations review

Indonesia

•	Customer base to 2,039,000

•	Network extended from Java to the major cities in Sumatra

•	Tower deals to raise HK$3.9 billion and provide access to many more sites

Our Indonesian operations continued to maintain the strong growth momentum since launch supported by continued network roll out. We added 412,000 net additions to the base in the last quarter taking it to 2,039,000. The majority were mainly prepaid customers in line with the market.

We have during the year taken a number of steps to aggressively expand the network having extended coverage to the major cities in Sumatra. We have signed an agreement to sell our existing tower portfolio to Protelindo for approximately HK$3.9 billion (US$500 million) which is expected to release capital for reinvestment in the network, underpinning our commitment to focus on customer service. We have also extended the network supply agreement with Nokia Siemens Network for a further 2,800 sites and entered into a turnkey contract with ZTE to roll out in the islands of Kalimantan and Sulawesi. As a result of these steps we are targeting to have 6,000 sites by the end of 2008.

In 2007 capital expenditure was HK$1,794 million which we expect to increase to HK$4 billion in 2008 as part of an overall investment of HK$12 billion to 2010.

Turnover for Indonesia was recognised for the first time in 2007 of HK$117 million with a Loss Before Interest, Taxation, Depreciation and Amortisation (“LBITDA”) of HK$475 million, compared to LBITDA of HK$123 million in 2006 reflecting the start up status of the business.

At the end of 2007 there was a total of HK$3.7 billion invested in the Indonesian business. The Group’s investment to date is HK$1.4 billion with the balance provided by our partners and loans.

Vietnam

•	Conversion to GSM confirmed

•	CDMA new customer acquisition stopped

•	Business slowed in second half on pending GSM approval

Vietnam is one of the most vibrant and high growth mobile markets in the region. It has a large young population with mobile service penetration well below the regional average making it an attractive market.

HT Mobile launched using CDMA technology. The vast majority of the customers in the market, however, use GSM technology which is not compatible with CDMA. As a result there are significant operating difficulties when it comes to competing within a market dominated by GSM. Reflecting the difficulty of competing with GSM in a market like Vietnam, we have applied for and been granted an Investment Certificate permitting HT Mobile to convert its CDMA network to GSM. HT Mobile has already stopped new customer acquisition and will concentrate on the speedy transition to a GSM network with a target of 3,000 sites by March 2009.

HT Mobile moderated its promotion activity in the second half of 2007 and focused on the application for conversion to GSM. As a result, the 2007 customer base of 152,000 was close to that for the first half and turnover for the year was HK$ 40 million with capital expenditure below initial estimates at HK$ 799 million.

LBITDA was HK$228 million, compared to LBITDA of HK$44 million in 2006 reflecting the costs of the first full year of operations. After depreciation and amortisation, which was expensed for the first time in 2007, the operating loss was HK$279 million.

Hong Kong and Macau

Combined turnover from the Group’s fixed-line and mobile businesses in Hong Kong and Macau was HK$7,211 million. EBITDA was HK$2,476 million and the EBITDA margin was 34.3%.

Hong Kong and Macau mobile

•	Customer base increased 13.5% to 2,427,000 in 2007

•	3G customers base is now 1,144,000

•	Turnover increased 13.7% to HK$4,775 million

•	EBITDA increased 16.5% to HK$1,572 million

In 2007 the Group’s mobile operations in Hong Kong and Macau continued to set itself apart by reporting strong growth momentum particularly in the 3G customer segment in Hong Kong. Turnover increased 13.7% to HK$4,775 million compared with HK$4,199 million in 2006 on higher levels of average revenue per user (“ARPU”) from the 3G customer base and more usage of data and content services. EBITDA was 16.5% higher at HK$1,572 million representing an EBITDA margin of 32.9%. The EBITDA margin on underlying mobile telecommunication service revenue increased to 36.5%. Operating profit increased 81.0% to HK$447 million compared with HK$247 million in 2006.

We ended the year with 2.4 million customers of which 2.1 million were in Hong Kong and 283,000 in Macau. During 2007 the 3G customer base increased to 1.1 million and today stands at 1,144,000. 3G today is the most significant part of our business representing 45% of the total customer base and even more of our revenues. According to the data from industry source we believe we have over 50% share in the 3G market.

The strong growth in the share of postpaid 3G customers in our overall base fuelled the growth in postpaid ARPU which is now 4.8% higher than the same quarter last year. This has been driven by an increase in both voice and non-voice usage. Non-voice usage now represents 17% of postpaid ARPU.

Hong Kong fixed-line

•	Turnover at HK$2,436 million, like-for-like growth of 11.8%

•	EBITDA increased 3.4% to HK$904 million

We reported the turnover of HK$2,436 million for fixed-line operations which, after excluding inter-group reclassifications, represented a like-for-like growth of 11.8%.

The international and carrier business, which is the largest business segment, saw increased traffic resulting in a 7% turnover growth to HK$1,035 million. In the corporate and business segment more bandwidth demanding applications resulted in a 25% increase in revenue to HK$704 million. The residential market though experiencing limited volume growth as a result of heavy competition registered an 8.4% increase in revenue to HK$668 million.

EBITDA was HK$904 million after one off charges of HK$53 million. This represented an EBITDA margin of 37.1% up from 36.3% last year.

Israel

•	Customer base up 7.2% to 2,860,000

•	Turnover increased 18.9% to HK$11,650 million

•	EBITDA up 18.4% to HK$3,765 million

Our Israeli operations, Partner Communications, reported strong financial and operating results for 2007. Turnover increased 18.9% to HK$11,650 million benefiting from favourable currency movements and the growth of the customer base which delivered higher usage in content and data services. The growth of the 3G customer base played an increasingly important role in the turnover growth and increased profitability. Out of a total customer base of 2,860,000 at the end of 2007, 633,000 were 3G customers. The 3G customer base is now 738,000.

EBITDA was 18.4% higher at HK$3,765 million with a margin of 32.3% compared to 32.5% in 2006. The underlying EBITDA margin based on mobile telecommunication services revenue was 37.1%.

Partner Communications continued to invest in its network in 2007, with capital expenditure increasing 16.2% to HK$985 million from HK$848 million in 2006.

Sri Lanka

•	Customer base increased 104% to 1,141,000

•	Turnover jumped 52.4% to HK$189 million

•	EBITDA up 52.5% to HK$93 million

Our Sri Lankan operations performed well in 2007 fuelled by our continued network expansion during the year and a series of efforts to enhance our sales and distribution network in the country. The operation once again doubled its customer base with 1.1 million customers at the year-end. Turnover increased by 52.4% to HK$189 million in 2007. Benefiting from the rapid growth in the customer base, EBITDA was 52.5% higher at HK$93 million compared to HK$61 million in 2006, maintaining the margin at 49.2%.

Thailand

•	Customer base increased 34.3% to 978,000

•	Turnover down 4.3% to HK$973 million

•	EBITDA negative at HK$14 million on licence recharge provision

Turnover fell 4.3% to HK$973 million despite gains in its customer base. The base increased by 250,000 in 2007 but those gains were primarily in the prepaid segment which typically have a lower ARPU. LBITDA was HK$14 million missing the Group’s target for a positive EBITDA largely as a result of a provision for licence fee claimed by CAT Telecom of approximately HK$60 million.

In the absence of a nationwide network the Group sees limited opportunities for the business; as a consequence it has continued the strategy to limit the Group’s exposure to the operations in Thailand. During the period the Group has repaid substantially all the external debt and taken an impairment charge of HK$3,854 million to write off our investment in Thailand. As a result our Thailand operations now represent 4.8% of the Group’s turnover and 1% of the Group’s total assets.

Despite a reduction of capital expenditure to HK$41 million, the Thai operations did not achieve the target to have EBITDA covering capital expenditure in 2007. However, the target would have been met without the provision for licence fee claimed by CAT Telecom.

Ghana

On 17 January 2008, an agreement was signed to sell Kuwata Limited which holds the Group’s indirect interests in the Ghana operations to EGH International Limited for a cash consideration of HK$584 million. Completion of the transaction is currently pending regulatory approval.

Outlook

In 2007 we positioned Hutchison Telecom to prepare it for the challenges ahead. We capitalised on the opportunity to crystallise a significant return on investment, return substantial cash to shareholders and leave the Group with cash resources for future investment. With the conversion to a GSM business in Vietnam, the reorganisation of the Group’s operations in Thailand and the impending sale of the operations in Ghana, we have taken positive action to address the most pressing challenges facing the Group. Meanwhile the Group’s 3G investments in Hong Kong and Israel are beginning to deliver whilst the rapid expansion of networks in Indonesia and Sri Lanka are sowing the seeds for the Group’s future growth momentum.

A significant proportion of the Group’s balance sheet is in cash at the present time. In view of the global uncertainty in markets it is appropriate to be well capitalised. We will, however, seek to develop opportunities in emerging telecoms markets to deploy the cash in operations that meet our criteria to create long-term value for our shareholders. In the event that such opportunities do not exist the Board will review the appropriate capital structure for the Group at the end of 2008.

In the meantime, with its existing businesses, Hutchison Telecom has an attractive balance between businesses that offer excellent cash generation and those that offer attractive growth prospects. This will require continued investment in the expansion of our businesses with capital expenditure in 2008 to be approximately HK$ 7 billion.

- End -

For enquiries, please contact:

Mickey Shiu

Corporate Communications / Investor Relations

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates mobile telecommunication services in Macau, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel. Its leading brands include “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Unaudited Key Performance Indicators for the Fourth Quarter 2007

Customer Base	Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006
Country	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Hong Kong (incl Macau)	2,427	1,671	756	2,290	1,629	661	2,239	1,590	649	2,199	1,557	642	2,139	1,513	626
Israel	2,860	2,068	792	2,796	2,004	792	2,733	1,952	781	2,703	1,920	783	2,669	1,888	781
Thailand	978	372	606	884	346	538	796	317	479	747	306	441	728	311	417
Sri Lanka	1,141	—	1,141	1,002	—	1,002	819	—	819	685	—	685	559	—	559
Ghana	289	—	289	271	—	271	237	—	237	218	—	218	200	—	200
Vietnam	152	10	142	185	11	174	—	—	—	—	—	—	—	—	—
Indonesia	2,039	3	2,036	1,627	2	1,625	—	—	—	—	—	—	—	—	—

Total	9,886			9,055			6,824			6,552			6,295

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.

ARPU[1]		Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	161	218	28	162	216	29	160	214	27	152	204	27	156	208	29
Israel	NIS	157			165			157			153			159
Thailand	THB	417	813	165	434	815	183	463	843	200	501	893	220	538	913	252
Sri Lanka	LKR	242	—	242	287	—	287	311	—	311	337	—	337	341	—	341
Ghana	GH¢	8.3	—	8.3	7.9	—	7.9	7.7	—	7.7	8.3	—	8.3	9.2	—	9.2
Vietnam	VND (‘000)	66	262	53	—	—	—	—	—	—	—	—	—	—	—	—
Indonesia	IDR (‘000)	15	114	15	—	—	—	—	—	—	—	—	—	—	—	—

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month. The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(4)	The Bank of Ghana has announced the redenomination of Ghana currency, with effective from 1 July 2007, by setting ten thousand cedis to one new Ghana Cedi (GH¢). The new denomination of GH¢ is adopted for this quarter and applied retrospectively to data of previous quarters.

MOU[1]	Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	491	680	49	506	691	51	490	673	47	475	653	47	489	671	49
Israel	345			343			331			323			316
Thailand	684	1,187	366	686	1,160	377	676	1,059	410	697	1,039	451	754	1,050	530
Sri Lanka	86	—	86	100	—	100	113	—	113	123	—	123	120	—	120
Ghana	111	—	111	108	—	108	107	—	107	104	—	104	111	—	111
Vietnam	72	215	62	—	—	—	—	—	—	—	—	—	—	—	—
Indonesia	156	71	156	—	—	—	—	—	—	—	—	—	—	—	—

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the month divided by the simple average number of activated customers for the month. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

Churn[1]	Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	3.3%	1.8%	6.2%	3.9%	1.8%	8.2%	3.7%	1.7%	7.7%	4.3%	1.7%	9.2%	4.7%	1.8%	10.1%
Israel	1.3%			1.1%			1.2%			1.5%			1.3%
Thailand	5.2%	2.8%	6.8%	5.5%	3.4%	6.9%	6.5%	3.9%	8.2%	6.6%	4.2%	8.2%	7.0%	4.5%	9.0%
Sri Lanka	2.4%	—	2.4%	2.2%	—	2.2%	2.8%	—	2.8%	2.5%	—	2.5%	2.3%	—	2.3%
Ghana	3.4%	—	3.4%	2.9%	—	2.9%	3.0%	—	3.0%	2.1%	—	2.1%	2.4%	—	2.4%
Vietnam	14.8%	16.3%	14.7%	—	—	—	—	—	—	—	—	—	—	—	—
Indonesia	17.7%	16.3%	17.7%	—	—	—	—	—	—	—	—	—	—	—	—

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

Exhibit 1.4

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION

The Board is pleased to announce that on 18 March, 2008, a 60%-owned subsidiary of the Company, HCPT, entered into a conditional Tower Transfer Agreement for the sale to Protelindo of the Assets for cash consideration of up to US$500 million (approximately HK$3,882 million). Completion of the Sale is expected to occur in tranches over a two-year period. On the bases disclosed below, the Company expects to realise a disposal gain, subject to audit, of approximately US$236 million (approximately HK$1,832 million) from the Sale. The net sale proceeds to be derived by the Group from the Tower Transactions will be used for its ongoing network coverage expansion and general capital investment/working capital purposes.

Concurrent with Tranche 1 Completion, HCPT and Protelindo will enter into a Master Lease Agreement pursuant to which HCPT will have a right to access, occupy and use such of the Facilities and at such Sites as HCPT may elect for an Initial Term, at the end of which HCPT may, among other things, elect to further extend the licence to use for a period of 6 years.

Concurrent with the signing of the Tower Transfer Agreement, the same parties agreed the terms upon which HCPT shall grant to Protelindo the right, during a period of up to two years after the Tranche 1 Completion, to build new Towers on any new sites in Indonesia as HCPT may elect and upon completion of each such Tower, sell to and lease from Protelindo the Tower on terms substantially similar to those set out in the Tower Transfer Agreement and Master Lease Agreement.

To the best knowledge, information and belief of the Directors, after all reasonable enquiries, Protelindo and its ultimate beneficial owners are independent of the Company and of the connected persons of the Company.

The Sale constitutes a discloseable transaction for the Company under the Listing Rules. A circular providing details of the Tower Transactions will be despatched to the Shareholders in accordance with the relevant requirements of the Listing Rules.

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The Board is pleased to announce that on 18 March, 2008 (i) HCPT, a 60%-owned subsidiary of the Company, entered into a conditional Tower Transfer Agreement for the sale to Protelindo of the Assets; (ii) HCPT and Protelindo agreed the terms of the Master Lease Agreement; and (iii) HCPT and Protelindo entered into the Build to Suit Term Sheet.

TOWER TRANSFER AGREEMENT

Date

18 March 2008

Parties

(1) HCPT, as the vendor

(2) Protelindo, as the purchaser

Protelindo is independent of the Company and, to the best knowledge, information and belief of the Directors, after all reasonable enquiries, of the connected persons of the Company.

Conditions precedent

Tranche 1 Completion is conditional upon the satisfaction, or in some cases, waiver by Protelindo, of a number of conditions including:

(1)	HCPT having obtained all requisite consents for its entry into the Tower Transfer Agreement and the completion of the transactions contemplated thereunder;

(2)	HCPT being able to complete the transfer of at least 1,000 Tower Sites in accordance with the Tower Transfer Agreement; and

(3)	Protelindo having provided evidence to HCPT’s reasonable satisfaction that it has received all Indonesian approvals or authorisations necessary for it to acquire the Assets and perform its obligations under, inter alia, the Tower Transfer Agreement.

Completion

Subject to satisfaction (or waiver) of the Initial Conditions Precedent, Tranche 1 Completion shall take place whereupon:

(i) the Deposit and the Master Lease Agreement signed by Protelindo will both be released to HCPT from escrow,

(ii) the balance of the portion of the Purchase Price as is attributable to the Tranche 1 Assets, the subject matter of Tranche 1 Completion, will be paid to HCPT,

(iii) HCPT will transfer to Protelindo the constructive possession and control of the relevant Tower Sites and other related rights free from and clear of all encumbrances, and

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(iv) HCPT will pay the relevant portion of the lease fee in respect of the Tranche 1 Assets in accordance with the Master Lease Agreement.

If the Initial Conditions Precedent are not fulfilled (or waived by Protelindo) by the date falling 4 months after 18 March 2008, Protelindo may under certain circumstances terminate the Tower Transfer Agreement by giving notice to that effect to HCPT without liability to either party from the termination notice date.

From time to time after Tranche 1 Completion and prior to the Final Date, HCPT shall provide notice to Protelindo identifying further Assets (not less than 100 Tower Sites for each completion other than the final one) for transfer on subsequent completion dates. If on the Final Date, there are Assets not transferred, they will be excluded as Assets for the purpose of the Tower Transfer Agreement.

Assets to be sold

As at 31 December 2007, the value of the Assets included in the Company’s audited consolidated accounts was US$101 million (or approximately HK$784 million). The Company estimates that the Group would further spend approximately US$163 million (or approximately HK$1,266 million) to complete the construction of the Assets.

Consideration

The consideration for the Assets, assuming completion of sale of all Assets, is US$500 million (approximately HK$3,882 million) payable in cash at each completion of each tranche of the Assets. The Deposit is required to be paid on signing of the Tower Transfer Agreement into an independent third party bank in escrow pending release on Tranche 1 Completion. The amount was arrived at following the completion of a tender process and at arm’s length negotiations between the parties.

On the bases that the Sale is treated as a sale of all the Assets and the Lease is treated as an operating lease, the Company expects to realise a disposal gain, subject to audit, of US$236 million (approximately HK$1,832 million) from the Sale.

MASTER LEASE AGREEMENT

Date

Date of Tranche 1 Completion

Parties

(1) Protelindo as the lessor

(2) HCPT as the lessee

Principal terms

Concurrent with Tranche 1 Completion, HCPT and Protelindo will enter into a Master Lease Agreement pursuant to which HCPT will have a right to access, occupy and use the capacity reserved for HCPT on such of the Facilities and at such Sites as HCPT may elect for an Initial Term, at the end of which HCPT may elect to further extend the licence to use for the Second Term.

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At the end of the Initial Term and the Second Term, HCPT may (but is not obliged to) exercise its Term End Purchase Option to acquire all right, title and interest of Protelindo in all of the Facilities at such Sites as HCPT may elect at a pre-agreed price.

BUILD TO SUIT TERM SHEET

Date

18 March 2008

Parties

(1) Protelindo

(2) HCPT

Principal terms

Concurrent with the signing of the Tower Transfer Agreement, the same parties agreed the terms set out in the Build to Suit Term Sheet pursuant to which HCPT shall grant to Protelindo the right, during a period of up to two years after the Tranche 1 Completion, to build new Towers on any new sites in Indonesia as HCPT may elect and upon completion of each such Tower, sell to and lease from Protelindo the Tower on terms substantially similar to those set out in the Tower Transfer Agreement and Master Lease Agreement.

HCPT and Protelindo will have put and call option(s) for the further sale of Towers, and, upon the purchase of Towers following the exercise of such option(s) at prices to be specified by HCPT, HCPT will be licensed to use the Towers at a pre-agreed monthly fee.

INFORMATION ON PROTELINDO

Protelindo is an independent provider of wireless communications infrastructure that began its operations in Indonesia in 2003 and over the years it has become the owner and operator of more than 900 tower sites throughout Indonesia and established a track record internationally and domestically in tower operations and maintenance. It has entered into master lease agreements with eight (out of eleven) Indonesia telecom carriers governing each carrier’s co-locations on its sites and agreed to a build-to-suit transaction for 1,000 towers with an Indonesian telecom carrier to expand its network in Indonesia.

To the best of the knowledge, information and belief of the Directors, after all reasonable enquiries, Protelindo and its ultimate beneficial owner are independent of the Company and of the connected persons of the Company.

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REASONS FOR, AND THE BENEFITS OF, THE TOWER TRANSACTIONS

The Sale and Lease represent a good opportunity for the Group to raise funds and release part of the Group’s capital for reinvestment purposes whilst retaining the Group’s ability to access, use, occupy, on a long-term basis and/or re-own some or all of the Assets sold with an independent third party who possesses sound and reliable track record in towers operation and maintenance in Indonesia.

The Board considers the respective terms of the Tower Transfer Agreement, the Master Lease Agreement and the Build to Suit Term Sheet to be on normal commercial terms, fair and reasonable and in the interest of the Company and the Shareholders as a whole. The net sale proceeds to be derived by the Group from the Tower Transactions will be used for its ongoing network coverage expansion and general capital investment/working capital purposes in such amounts as to be determined by the Group.

GENERAL

The Group is a global provider of telecommunications services.

The Sale constitutes a discloseable transaction for the Company, which is subject to the reporting, announcement and circular requirements of the Listing Rules. A circular providing further details of the Tower Transactions will be despatched to the Shareholders in accordance with the relevant requirements of the Listing Rules. In the event that any transaction(s) consummated pursuant to and as contemplated under the Build to Suit Term Sheet will constitute a notifiable transaction for the Company under the Listing Rules then applicable, the Company will comply with such of the requirements as may arise.

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:

Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(also Alternate to Mr. Dennis Pok Man Lui)
Mr. WONG King Fai, Peter

Non-executive Directors:	Alternate Directors:

Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Tim Pennington)
(also Alternate to Mr. Fok Kin-ning, Canning	Mr. MA Lai Chee, Gerald
and Mr. Frank John Sixt)	(Alternate to Mr. Wong King Fai, Peter)
Mr. Frank John SIXT

DEFINITIONS

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares

“Assets”	the certain assets in Indonesia agreed to be sold and purchased pursuant to and in accordance with the Tower Transfer Agreement including without limitation the 3,692 Towers, the Tower Site Leases and the Revenue Contracts but excluding the Excluded Equipment

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“Board”	the board of Directors

“Build to Suit Arrangements”	the arrangements contemplated in the Build to Suit Term Sheet

“Build to Suit Term Sheet”	the legally binding term sheet dated 18 March 2008 and made between HCPT and Protelindo setting out the principal terms for a build to suit agreement for the construction of Towers in Indonesia and put and call option agreement for further sale of Towers

“Company” or “HTIL”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange and ADSs are listed on the New York Stock Exchange

“connected person”	has the meaning ascribed to that expression in the Listing Rules

“Deposit”	cash payment of US$125 million (approximately HK$971 million) representing 25% of the Purchase Price is required to be made to HCPT by Protelindo in an escrow account upon the signing of the Tower Transfer Agreement

“Directors”	directors of the Company

“Excluded Equipment”	include such equipment, structure, fixture, fittings and other items installed on, in or under a Tower or Tower Site by or on behalf of HCPT which is not an Asset or third party equipment specified as such in the Tower Transfer Agreement

“Facilities”	include the communication towers and related infrastructure acquired by or subsequently constructed by Protelindo under the Tower Transfer Agreement, and any subsequent replacement of such infrastructure

“Final Date”	the date which is 24 months after the date of the Tower Transfer Agreement

“Group”	the Company and its subsidiaries

“HCPT”	PT. Hutchison CP Telecommunications (formerly PT. Cyber Access Communications), a limited liability company incorporated in Indonesia, a 60%-owned subsidiary of the Company, which is the vendor of the Assets under the Tower Transfer Agreement, the lessee of the Sites and Facilities under the Master Lease Agreement and the counterparty to the Built to Suit Term Sheet

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Indonesia”	the Republic of Indonesia

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“Initial Conditions Precedent”	the conditions precedent set out in the Tower Transfer Agreement upon the satisfaction (or waiver) of which the parties’ obligation to Tranche 1 Completion is conditional

“Initial Term”	twelve (12) years from the date of execution of the relevant site licence entered pursuant to and in accordance with the Master Lease Agreement

“Lease”	the leasing of certain Sites and Facilities by Protelindo to HCPT in accordance with and subject to the terms of the Master Lease Agreement

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Master Lease Agreement”	the agreement to be entered into between HCPT and Protelindo on the date of Tranche 1 Completion in relation to the access, occupation and use by HCPT of certain Sites and Facilities and provision of certain services from Protelindo to HCPT on pre-agreed terms

“Protelindo”	PT. Profesional Telekomunikasi Indonesia, a company incorporated under the laws of Indonesia, the purchaser of Assets under the Tower Transfer Agreement, the lessor of the Sites and Facilities under the Master Lease Agreement and the counterparty under the Build to Suit Term Sheet

“Purchase Price”	cash payment of US$500 million (approximately HK$3,882 million) being the consideration payable to HCPT for the sale of all the Assets

“Revenue Contracts”	those sub-lease, licence or other right granted by HCPT to allow a third party to access, use or co-locate on, inter alia, a Tower or Tower Site and specified as such in the Tower Transfer Agreement

“Sale”	the sale of the Assets by HCPT to Protelindo subject to and in accordance with the terms of the Tower Transfer Agreement

“Second Term”	six (6) years from the expiry of the Initial Term

“Share(s)”	ordinary share(s) in the capital of the Company with a nominal value of HK$0.25 each

“Shareholder(s)”	holder(s) of the Shares

“Site(s)”	a site or sites acquired by Protelindo under the Tower Transfer Agreement which is or will be owned, leased, controlled or managed by Protelindo and on which the Facilities are, or will be, located

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that expression in Listing Rule 1.01

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“Term End Purchase Option”	the option to be granted to HCPT pursuant to the Master Lease Agreement, exercisable at the end of either the Initial Term or the Second Term, whereupon Protelindo will be obliged to sell all its right, title and interest in the Facilities at the Sites, the subject matter of the option at pre-agreed discounts to the purchase price of such Facilities as are applicable by reference to the timing the option is exercised

“Tower”	facilities comprising a tower, a monopole, a mast or any similar or other antenna support structure located on a Tower Site belonging to or installed by or on behalf of HCPT and used to supply communications services

“Tower Site”	a site that is, or is intended to be, the subject of a Tower Site Lease and is listed as such in the Tower Transfer Agreement

“Tower Site Leases”	the leases or other rights of use or occupation between HCPT and the relevant landlord, owner or person to grant a right of occupation of the Tower Site to HCPT

“Tower Transactions”	collectively, the Sale, the Lease and the Build to Suit Arrangements

“Tower Transfer Agreement”	the conditional agreement dated 18 March 2008 and made between HCPT as vendor and Protelindo as purchaser in respect of the Assets

“Tranche 1 Assets”	such of the Assets to be transferred to Protelindo at Tranche 1 Completion as specified in a HCPT notice to be issued to Protelindo under the Tower Transfer Agreement

“Tranche 1 Completion”	completion of the Tranche 1 Assets after satisfaction (or waiver by Protelindo) of the Initial Conditions Precedent in accordance with the Tower Transfer Agreement

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“US$”	United States dollars, the lawful currency of the United States of America

For the purpose of this announcement and for reference only, exchange rate of HK$7.764 to US$1.00 is adopted.

By Order of the Board
Edith Shih
Company Secretary

Hong Kong, 18 March, 2008

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